Filed Pursuant to Rule 433

Dated August 18, 2026

Registration Statement No. 333-276062-01

INTERSTATE POWER AND LIGHT COMPANY

Final Term Sheet

Dated August 18, 2026

5.100% Senior Debentures due 2031

Issuer:	Interstate Power and Light Company (the “Company”)

Security Type:	Senior Debentures

Principal Amount:	$500,000,000

Maturity Date:	September 30, 2031

Coupon:	5.100%

Price to Public:	99.889% of the principal amount

Yield to Maturity:	5.123%

Benchmark Treasury:	4.375% due July 31, 2031

Benchmark Treasury Yield:	4.373%

Spread to Benchmark Treasury:	+75 bps

Interest Payment Dates:	March 30 and September 30, commencing March 30, 2027

Optional Redemption – Reinvestment Rate:	Prior to August 30, 2031 make-whole call at T+12.5 bps

Optional Redemption at Par:	On or after August 30, 2031

Tax Credit Event Redemption	In whole, but not in part, at 101% of the principal amount of the Senior Debentures, plus accrued and unpaid interest to, but excluding, the redemption date, if certain tax credit-related events occur (provided that the notice of such redemption may only be sent by the later of (a) December 31, 2026 and (b) six months from the date of initial issuance).

Trade Date:	August 18, 2026

Settlement Date:	August 21, 2026 (T+3)

CUSIP:	461070 AZ7

ISIN:	US461070AZ73

Denominations / Multiples:	$2,000 x $1,000

Anticipated Ratings*:	Baa1 / A- (Moody’s / S&P)

Joint Book-Running Managers:	Mizuho Securities USA LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	Academy Securities, Inc. Fifth Third Securities, Inc. KeyBanc Capital Markets Inc. TD Securities (USA) LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the Senior Debentures will be made against payment therefor on or about August 21, 2026, which will be the third business day following the date of pricing of the Senior Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Senior Debentures initially will settle in T+3, purchasers who wish to trade the Senior Debentures on any date prior to the business day before delivery should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the Securities & Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a copy of these documents by calling Mizuho Securities USA LLC toll free at 1-866-271-7403, PNC Capital Markets LLC toll free at 1-855-881-0697, U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607, or Wells Fargo Securities, LLC toll free at 1-800-645-3751.